Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Equinox Gold Corp.

We, KPMG LLP, consent to the use of our report, dated February 28, 2020, with respect to the consolidated financial statements included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to a change in the accounting for leases on the adoption of IFRS 16, Leases.

/s/ KPMG LLP

Chartered Professional Accountants

May 13, 2020

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.